Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299



Transcript of Media Phone call held on July 31, 2000


             J. Frank Wilkinson Brimmer Katcher Co.
                          PROJECT RING
                         Conference Call
                          July 31, 2000
                         12:00 noon EDT


Chairperson:  Mary Lou Kromer, V.P. Corporate Communications

[OP = Operator           HW = Horace Webb    JB = Jim Broadhead
MK  =  Mary Lou Kromer   WL = Wayne Leonard  SP = Unidentified Speaker]


OP: Ladies and gentlemen, thank-you for standing by. Welcome to the FPL Group Inc. Entergy Corporation Media Teleconference. With us today we have Mr. James Broadhead, Chairman and Chief Executive Officer of the FPL Group Inc., and Mr. Wayne Leonard, Chief Executive Officer of Entergy Corporation. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the "1" followed by the "4" on your push-button phone. As a reminder, this conference is being recorded today, July 31, 2000. I would now like to turn the conference over to Ms Mary Lou Kromer, Vice-President, Corporate Communications for the FPL Group. Please go ahead, ma'am.

Mary Lou Kromer

      Yes, good morning everyone, and welcome to our media teleconference to review the merger of FPL Group and Entergy, a merger of equals. I have with me, also, today, Horace Webb, who is Senior Vice-President of External Affairs for Entergy Corporation, and as the Operator told you, we have Mr. Jim Broadhead, Chairman and CEO of FPL Group, and Wayne Leonard, CEO of Entergy Group. As our announcement mentioned earlier this morning, Mr. Broadhead will become Chairman of the merged company, and Mr. Leonard will become CEO.

      Let me just review some ground rules for the teleconference call today. Mr. Broadhead and Mr. Leonard will make brief comments, followed by a question and answer session, and we have approximately one hour set aside for this conference. Please identify yourself to the Operator by name and media outlet. Also limit your questioning to one question and clarifying or follow-up question. We'll repeat that process until there are no remaining questions or we have run out of time.

       So, with that, let me turn over the microphone to Mr. Broadhead.

Jim Broadhead

     Thank-you, Mary Lou.

      As you've all heard, we announced today that FPL Group and Entergy have agreed to a merger of equals that creates one of the largest, strongest and cleanest power companies in the nation, and it's a transaction that's valued at more than $27 billion.

     The combined company will be the number one utility, serving more than 6.3 million customers in five states, will produce more electricity than any other company, with a generating capacity of 48,000 mw. We'll also be among the largest independent power producers, and the largest energy marketing and trading companies. And we'll have an equity market capitalization of $6.4 billion.

      I think you all know that deregulation is rapidly changing the utility industry. We think that when all is said and done, there will be only a relatively small number of electric companies left operating in the United States. This merger will give us the size, the scale and the scope to assure that we're one of those companies. But we've made the move for a number of reasons, not just size. Our two companies have a common strategy, first to enhance the operations and service of our electric utilities in Florida, Louisiana, Arkansas, Texas, and Mississippi, and second, to aggressively grow our non-regulated energy businesses.

      We both have been successfully executing against that two-prong strategy, and together we have the size and we have the skills to be even more successful.

      We would expect that our customers - as well as our shareholders - are going to benefit from this merger. FPL has been working hard the past decade or more to provide our customers with customer service that is among the highest in our industry, and Entergy has made a lot of progress improving service since Wayne Leonard became CEO a couple of years ago.

      We are very excited about working together to grow and to enhance our combined companies. I think you know that we'll be locating our corporate headquarters in Juno Beach, Florida. Our utility group, however, will locate its headquarters in New Orleans.

      Now let me turn it over to Wayne for a few comments before we take your questions.

Wayne Leonard

     Thank-you, Jim.

     We couldn't be more pleased about the combination of Entergy and FPL Group. These are two premier companies in the industry, and we are dedicated to serving our customers with excellent service, high reliability, and low-cost power. This merger combines two strategically-aligned, financially healthy companies, into an organization that has no equal in the industry.

      We are creating a super-regional utility in the Gulf south region, spanning from Texas to Florida, and we are creating a leading wholesale energy business that includes non-regulated power generation, energy marketing and trading, wholesale fiber optic capacity, and a number of other energy-based products and services.

      We would expect to grow our earnings per share by more than 10% a year on average, at a rate higher than either of the two companies would have done on its own. In addition to creating significant value for our shareholders, our customers and our communities can count on our new company to carry on the values shared by Entergy and the FPL Group., safety, quality service, environmental responsibility, and good corporate citizenship.

      Rather than review the specifics covered in our rather lengthy news release today, we will now be glad to answer your questions.

HW: Thanks, Wayne. Before we answer your questions - this is Horace Webb - we ask that you please say your name and your affiliation, and unless you direct your question to a specific person, Mr. Broadhead will respond first. Operator, can we have the first question, please?

Questions and Answers

OP: Ladies and gentlemen, we will now begin the question and answer session. If you have a question, please press the "1" followed by the "4" on your push-button phone. You will hear a three-tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the "1" followed by the "3". If you are on a speaker-phone, please pick up your handset before pressing the numbers. One moment, please, for your first question.

           Your  first  question is from Keith Darcy  from  Times
     Picayune. Please proceed with your question.

KD: Hi, gentlemen. This is Keith Darcy with the Times Picayune in New Orleans. Mr. Broadhead, can you tell me how many jobs would be moving to New Orleans as a result of the relocation of Florida Power's utility operations here?

JB:  We  haven't gotten down to that level of detail, Mr.  Darcy.
     Certainly we're to have the headquarters of the utility business in New Orleans, but I couldn't tell you that with respect to any part of the company at this point.

OP:  Mr. Darcy, does that answer your question, sir?

KD:  It does, thanks.

OP: Thank-you. Your next question is from Katherine Fraser of Restructuring Today. Please proceed with your question.
     [pause] Ms Fraser, please proceed with your question.

MK: All right, Operator, could we have the next question, please.

OP:  Your  next question is from Dan McCue from the Stuart  News.
     Please proceed with your question.

DM: Hi. I want to find out how this is going, this merger - I know it's kind of a Boardroom merger - but how it's going to affect your rate payers, say, here in Florida? We're on the (Treasury Coast?), pretty close to Juno Beach. What is the customer going to see and feel from this?

JB: Well, the customer, Dan, is going to be still seeing Florida Power and Light. There certainly is not going to be... there will no effect on the people you see out in the field, and our intention is to combine the best practices that we have in both companies to continue improvements in the quality of our customer service and the reliability of our system, and the productivity, so that this can mean less expensive power in the long-run, for our customers.

DM:  Okay, thank-you.

JB:  You're welcome.

MK:  Thanks, Dan.

OP:  Your  next  question  is from Eileen O'Grady  of  Dow  Jones
     Newswires. Please proceed.

EO: Good morning or afternoon, wherever you are. It's Eileen O'Grady with Dow Jones in Houston. My question has to do with.. Entergy is dealing with restructuring in its states in several of its - at least two of - its states, whereas Florida really hasn't moved much. Do you expect this merger, and also the other change with Carolina Power, and FPC, to advance Florida's effort to enter... to move forward with its restructuring, at the state level?

JB: Well, Eileen, I think that this is really unconnected to restructuring. You probably know that the Governor has appointed a commission that will study the question of what sort of structure should we have in Florida for the long-term, but this really doesn't change the operations of Florida Power and Light. It doesn't change the ability of the public service commission to oversee our operations. I don't know why this would really relate to restructuring. So I would suspect it will have no impact, but of course, I can't speak for members of the commission.

EO: My follow-up, then, would be that the two Florida utilities have basically fought restructuring in Florida, whereas Entergy has been at least going along and moving the discussion forward in its states. With the fact that you now are both owned, and have interests in other states, will that alleviate or eliminate some of the opposition that FP&L's had to - even to discussion of - restructuring in Florida?

JB: Well, in my opinion, we have not fought restructuring in Florida. What we have fought is the imposition of an unfair regulator regime which would have resulted from having merchant plants being built by one group of people, and deprive Florida Power and Light of the same opportunity. In other words, it would not have been a fair or level playing field. And as you know, that view was supported by the Florida Supreme Court.

           We think that we have demonstrated, over the years, with the reliability improvements, and the reduction in the cost to the customer of electricity - who are now really paying all-time low prices for electricity - that we have the capabilities to provide the people of Florida with reliable, inexpensive power under any fair set of regulations, and that's all we really ask for. And I don't think this combination is going to change our attitude on that.

EO:  Thank-you.

MK:  Thank-you, Eileen.

OP: Michael Luftig of Megawatt Daily, please proceed with your question.

ML: Good afternoon, gentlemen. This is Michael Luftig from Megawatt Daily. My first question - and I'm in the queue for a second one later on - is how would the two companies inter-connect their transmission systems, given that there is some significant geographic distance between them?

JB:  I'll ask Wayne Leonard to respond to that.

WL: As you know, Michael, the SEC has greatly relaxed the interconnection rules with regard to the Public Utility Holding Company Act. All you have to do is to have a one-way pass to meet the criteria. That can be 50, 100 mw, 150 mw. We're in the process... we've already filed for a pass through the southern company for something in that range, and there is substantial capacity available. Of course, they're obligated to provide it if it's available, and so we don't expect that to be any problem.

ML:  Thank-you.

OP:  Your next question is from Howard Buskirk of Energy Daily.

HB: Hi, Howard Buskirk, Energy Daily, here. My first question was, it can prove difficult, or it has proved difficult in the past, to do mergers of equals. The guys from Unicom and PECO have said that it has proven much more difficult than it would have been to do an acquisition, a straight-out acquisition. Why did you decide to go the merger-of-equals route, rather than structuring this more as an acquisition? I mean, can you tell me what the advantages are, from your corporation's standpoint?

JB: Well, I think it is a merger of equals, and one of the advantages of the mergers of equals is, if you want a deal to work, and that is, if you want it... what's required is execution, here. Anybody can up with a concept of merging. It's going to take an energized and motivated work force, and often, in takeover situations, the people in the acquired company view themselves as victims. In this case, there are no victims. It is a merger of equals. It's a merger of equals clearly by the way we have... the territory that we are using. We're having the headquarters of the utility business in New Orleans, the headquarters of the corporation in Juno Beach. The Board of Directors is split, the two top positions are divided among us, and I think this is something that... where there are not going to be victims, there are going to be energized people from both companies who are enthusiastic about this, and who will make this work for the benefit of the customers and the shareholders.

          You, Wayne, may want to add something to that.

WL: I think you have to go back to the fact that this merger of equals does create the strongest power company in this country, that has the ability to grow earnings above 10% a year on average. That, alone, is a compelling argument for putting the two companies together without a big premium. But to your point, Howard, I think there is kind of a human nature argument that says if somebody's in charge, things go a little easier, but on the other hand, I would certainly argue that two heads are better than one. And if you get two people together that honestly want to do the right thing, and share best practices among themselves, you'll end up with a better result.

HB:  Okay. And then a follow-up. As part of... I understand  that
     - and I haven't listened to the analyst call - I understand that part of this deal, this merger of equals, you don't really have either company paying a premium for the other one. Obviously... what kind of questions were you getting from analysts, and how do you see this being viewed by Wall Street, because there will be no premium?

JB: Well, I think once Wall Street understands what this is about - which they are rapidly doing, just starting this morning - they're going to realize that this is creating the premier power company in the United States, a super-regional utility with a lot of advantages to the customers and the shareholders, and in leading and rapidly growing wholesale business. So I'm confident, as a fairly large shareholder myself, that this is something that is really good for the shareholders on both sides.

HB:  Thank-you.

OP: Gary Fineout of Daytona Beach News Journal, please proceed with your question.

GF: Good morning, gentlemen. One thing that has been going on regarding the deregulation effort in the State of Florida is this conversation between the two utilities - the two major utilities - at establishing a separate company to handle transmission. What is going to happen with that effort, now that transmission... now that you all have done this merger? And then, as part of that deregulation issue, is the merger going to... are you going to be willing to allow companies to come into Florida's market if they have firm contracts?

JB: Well, on the transmission issue, Gary, we are talking about what to do about transmission because the Federal Energy Regulator Commission has required all utilities to come up with a plan, which would include establishing a regional transmission organization. The plan is to be submitted this fall. And we have been talking about what is called a transco, which is a privately-owned, or investor-owned transmission company, which we would think would be in the best interests of the people in Florida.

           There is nothing in this transaction... and I might add, that the same sort of thing is going in Entergy's territory. There is nothing in this transaction that would change what we are doing. We think it's a good thing, and it's really separate from the transaction.

           Your second question was allowing out of state bid for plant. Again, we don't set the rules, and the rules are set by the Legislature, and by the Court, and the Court has held that plant may not be built by anyone absent the appropriate legislation, and I think one of the reasons for the Governor's commission is to consider whether there should be legislation changing the regulatory environment. So we'll have to wait and see what comes out of that commission.

GF: Just as a quick follow-up on that last issue, I guess what I'm saying is that there is one of your potential competitors... Calpine is trying to get around the Supreme Court ruling by saying they're going to have a complete set of firm contracts before they go on line, as opposed to Duke, which did not, and they're looking at maybe trying to get the Legislature, in 2001, to put that into law. Would you oppose that effort?

JB: First of all, I haven't see what Calpine is proposing. What we would support would be rules that are fair for all participants, and that means for us and the other utilities as well as other outside organizations. And when we... in other words, if Calpine is allowed to build anywhere it wants, under any circumstances, sell to whomever it wants, at whatever price it wants, and we're not, then I would say something like that would not be fair, and I could tell you we would not be supportive of that. That isn't fair competition.

MK:  Thanks, Gary. Next question.

OP: Joan Laguardia of the News Press, please proceed with your question.

JL: Yes, thank-you. I would like to represent the readers who are very concerned about environmental issues here in Florida. Is there anything that this merger will affect in terms of the company's environmental strategies?

JB: Well, I think, as you know, we have a very strong environmental record. We have among the lowest emissions of nitrous oxide, sulfur dioxide, particulate, in the nation. And one of the wonderful things about this transaction is that we are getting together with the only other company of any size, in the country, who has a similar record. And we'd be creating, clearly, the environmental poster child, you might say, in this industry. We would be a leader in clean fuel technologies nation-wide. We would have a multiple of the capacity of clean fuel generation of any other sizable company. So I think this is a plus, and that's been the philosophy driving both of our companies, and it's our philosophy going forward, too. We think that's good for the customers, and ultimately it will be good for the shareholders.

JL:  Thank-you.

JB:  You're welcome.

OP: Tom Harrison of McGraw Hill. Please proceed with your question.

TH: Hi, it's Tom Harrison with Nucleonics Week. I wanted to see if someone could talk specifically about what the merger means for the future of your nuclear operations, particularly any consolidation of jobs in that area, potential savings from economies of scale, being a company with 12 nuclear units rather than 4 or 8? And also, whether you could talk about whether the combined company will try to buy more nuclear units?

WL: Okay, this is Wayne Leonard. Let me address that, since we're the one with the 8 reactors at this point. We're very excited about this from the standpoint of FP&L, their two plants, Turkey Point and St. Lucy, are two of the premier-performing plants in the country. Their record over the last few years has actually just been quite incredible in terms of reducing costs and increasing the capacity factors, reliability of those stations.

           The industry, as it is, shares a lot of information, and FP&L, over the last few years, hasn't shared a lot of best practices that they've used at that plant. So we're very interested in finding out exactly what they've learned and how they're doing what they're doing, because their record is very enviable, and we plan on applying those best practices to our 8 existing reactors. We think that will make us even more competitive in terms of our bidding process on additional units.

           But, as far as additional units, we're not going to go out and over-pay just because we have two companies put together. But with the best practices, we, like I said, we will probably be able to structure our bids maybe better than we have in the past, find additional savings that we may not have been able to uncover, with FP&L's help.

TH: I'm sorry, the connection's kind of bad. Did you say that you are not interested in buying more nuclear units?

WL: No, I'm sorry, just the opposite. There isn't a nuclear unit out there, I think, that might be for sale, that we wouldn't consider buying at some price. Both of the two companies have outstanding records at turning around poor-performing plants. And so, with the additional depth that it provides on the talent side, between the two companies, I think that gives us even more opportunities to acquire plants.

TH:  Great. Thanks very much.

OP: Christopher Williams of Dow Jones, please proceed with your question.

CW:  Yes,  hi.  Thanks.  This is Christopher Williams,  from  Dow
     Jones. I know it is billed as a merger of equals, but is there technically a buyer... is there a company going to be issuing stock in order to close this deal?

JB: Actually, when you cut through the legal, it's a purchase... a new company will be formed, but the accounting will be such that, on the surface, it appears as if it's an acquisition by FPL Group, under so-called purchase accounting, but it is a new company, and the reason for choosing that format had to do with the respective book values of respective companies for accounting purposes, going forward. It's really a technical issues.

CW: So... I'm sorry, so what I think I'm understanding by (using that tool?) it is a purchase accounting deal in which FPL will be seen as the buyer, right?

JB: For accounting reasons, yes, but it's a merger of equals as far as it really is a new company, and the responsibilities and rights in the company will be divided among both companies.

CW:  So, will FPL, then, have to issue new stock?

JB: There will be new stock of the new company, and shareholders of each one of the companies will get shares. Each shareholder of FPL will get one share of the new company, each shareholder of Entergy will get .585 shares of the new company.

CW: So, in terms of, then, simply having to close this deal, then, will FPL have to issue stock prior to the formation of the new company?

JB:  No.

CW:  Okay. And is there any kind of a break-up fee?

JB: Yes, there are break-up fees of $215 million, which is within the normal range for the size, and it's on both sides of the transaction.

CW: And so - my final question - the stocks of both companies are down sharply. Was there major concern that analysts expressed on their conference call?

WL: The conference call went very well, and we're very confident that analysts are - when they take a hard look at the transaction - are going to see that this is the first real, I think, superpower in this industry. When you're growing earnings at 10% a year, I think they're going to find that very compelling.

CW:  Okay, but was there -

MK: Christopher, we need to limit the questioning if we would, please.

CW:  Sorry. Thank-you.

MK:  Thank-you,  Christopher.  We'll  get  back  with  you   with
     additional information.

OP:  Your  next  question is from Matthew Quinn  of  the  Atlanta
     Journal. Please proceed with your question.

MQ:  Yeah,  I'd  like  to  know how the new company  will  regard
     Southern Company? Will it be as a competitor, as a potential transmission partner, or maybe a potential merger partner, in the future?

JB: Well, Southern Company would be no more of a competitor than it is now, and it's a fine company, but we have our eye on the ball of making this wonderful combination work, and wouldn't want to speculate about what might happen in the future.

MQ:  Who was speaking?

JB:  Jim Broadhead.

MQ:  Okay.

JB:  Do you have another question?

OP:  Your  next  question  is from Keith  Darcy  from  the  Times
     Picayune. Please state your follow-up question.

KD: Yes, thank-you. I was curious, Mr. Broadhead, about the role that Entergy's management team played in the discussions, and the motivations for FPL to enter into this deal. Obviously, in the last year or so, you guys have been looking for future management people within the company. Could you comment on what Entergy brings to the table in terms of management for the combined company, now?

JB: Well, that is something that certainly impressed our Board of Directors. We think they have a fine management team, and they will be actively involved in the management of the new company, and the very top is the President and Chief Executive Officer, Wayne Leonard, who I have a lot of respect for, and who has a fine job with Entergy, and he and I share the same philosophy of how organizations should run, and our companies have common strategies. So it's a perfect fit.

KD:  Thank-you.

OP: Eileen O'Grady, from the Dow Jones Newswires. Please state your follow-up question.

EO: Yes, I'd like to ask about what you have in mind for your wholesale power marketing operations, if you have talked about how you might combine those, and how that fits in with Entergy's deal with Koch?

WL: This is Wayne Leonard. Upon close of the Entergy/Koch ventures, we would expect to merge the FP&L Group's trading operations into that group, also, and with the combined positions the two companies have in terms of residual fuel, and with natural gas purchasing, that will be a very compelling trading operation that we have, with Koch.

EO:  Will that be located in Houston?

WL:  That's correct.

EO:  Okay. Thank-you.

OP:  Your next question is from Katherine Fraser of Restructuring
     Today. Please proceed.

KF: Yeah, I just wanted to know what was the amount of your natural gas capacity, combined? You talked about being, I believe, somewhere in this release, the largest gas-fired producer.

WL: We purchase, on average, together, about 2 bcf a day, and on peak, as much as 3 bcf a day. So you have... interestingly, I think, it's the biggest natural gas purchaser in the country, and FP&L is one of the top two or three, also.

KF: I mean, what's the capacity as far as megawatts for the plants that use that?

WL:  It's in the range of 23,000 mw.

KF:  Okay. Thank-you.

JB:  We have time for one more question.

OP:  Your  final  question is from Rick Michael of Nuclear  News.
     Please proceed with your question.

RM: Yes, will there be a new operating company for the nuclear units after the deal goes through, or will all the units still be segmented under the operating companies that they are today?

WL: The units will be segmented. The FP&L units will continue to report the way they do today, and the Entergy units will continue to report the way they do today, and then we will be looking at the optimal structure as for as... from an operating company support standpoint, but we haven't made that decision, yet.

RM: Okay. Can I ask a follow-up? That is, one of the gentlemen, if I'm not mistaken, said that FP&L, in the past, did not do a lot of sharing of best practices. Can someone expound on that, why they didn't?

WL: This is Wayne Leonard. I actually mentioned that, and I'm not trying to imply that they weren't cooperative. Over the last few years, I think, the last couple of years, I think they felt like they developed some real, proprietary practices that were beneficial for their units, and they saw competition coming, and it was in their best interest, from an acquisition standpoint of nuclear plants, running their own units, to not have an open book with regard to what their best practices were, and I don't think anybody can fault them for that.

JB: I think an important thing is we both have some excellent practices that we can share that will be to the benefit of all of the customers in all of the states.

RM:  Thank-you.

JB:  You're welcome.

OP: That does conclude the question and answer session. I'll now turn the conference back over to Ms Kromer for your presentation or closing remarks.

HW: Well, this is Horace Webb. Thank-you very, very much for joining us, and if there are any follow-up questions, you can contact Mary Lou Kromer or you can contact Horace Webb
     ________ at Entergy.

MK: Or our respective media staff, who are standing by the phones. Thanks a lot, everyone.

OP: Ladies and gentlemen, that does conclude your conference call for today. Thank-you for participating and please disconnect your lines.

[End of Recording]


This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.